Global Limited Maturity, Inc. - Limited Maturity Portfolio
Exhibit #77J

Reclassification of Capital Accounts: The Portfolio accounts and reports for distribution to shareholders in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Positions 93-2:
Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The effect of applying this statement was to decrease undistributed net investment income by $1,090,997, decrease accumulated net realized losses by $2,087,657 and decrease paid-in capital in excess of par by $996,660. This was primarily the result of net foreign currency losses and an overdistribution of taxable income for the year ended October 31, 1998. Net investment income, net realized gains and net assets were not affected by this change.